FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated July 19, 2012 of Diana Containerships Inc. (the "Company") announcing the pricing of the Company’s public offering of 8,100,000 shares of its common stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: July 24, 2012	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: +30-210-947-0000
Email: izafirakis@dcontainerships.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. ANNOUNCES PRICING OF PUBLIC OFFERING OF COMMON STOCK

ATHENS, Greece, July 19, 2012 — Diana Containerships Inc. (NASDAQ:DCIX), a global shipping company specializing in owning and operating containerships, today announced that it has priced its public offering of 8,100,000 shares of its common stock at a price to the public of $6.25 per share. The proceeds of the offering are expected to be used for general corporate purposes, including vessel acquisitions and working capital, although no specific vessels have been identified by the Company for acquisition at this time.  The offering is expected to close on July 24, 2012. The underwriters have a 30-day option to purchase up to a total of 1,215,000 additional shares of common stock.  The gross proceeds from the offering will be $50,625,000 ($58,218,750 if the underwriters exercise their option to purchase additional shares).

Wells Fargo Securities, BofA Merrill Lynch and UBS Investment Bank are acting as joint-book running managers for the offering. Barclays and RBC Capital Markets are acting as co-managers.

This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A preliminary prospectus supplement related to the offering has been filed with the U.S. Securities and Exchange Commission (the "SEC") and is available on the SEC’s website located at www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to this offering may be obtained from Wells Fargo Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York 10152, or by calling (800) 326-5897 or by email at cmclientsupport@wellsfargo.com; BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, 7th Floor, New York, New York 10038, E-mail:dg.prospectus_requests@baml.com; or UBS Investment Bank, Prospectus Department at 299 Park Avenue, New York, New York 10171 or by telephone at (888) 827-7275.

A shelf registration statement relating to these securities was filed with the SEC and is effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The statements in this press release that are not historical facts may be forward-looking statements.  These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.